UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response........................................10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SXC Health Solutions Corp.
(Name of Issuer)

Common shares
(Title of Class of Securities)

78505P100
(CUSIP Number)

April 29, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78505P100	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,509,564
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,509,564
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,564
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 78505P100	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,473,602
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,473,602
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,473,602
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 78505P100	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,473,602
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,473,602
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,473,602
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 78505P100	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain Affiliated Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 35,962
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 35,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,962
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 78505P100	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Steven B. Klinksy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,509,564
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,509,564
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,564
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 78505P100	13G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,509,564
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,509,564
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,564
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. (a)    Name of Issuer

SXC Health Solutions Corp.

Item 1. (b)    Address of Issuer’s Principal Executive Offices

2441 Warrenville Road, Suite 610, Lisle, Illinois 60532-3246

Item 2. (a)    Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	New Mountain GP, LLC;
(ii)	New Mountain Investments, L.P.;
(iii)	New Mountain Partners, L.P.;
(iv)	New Mountain Affiliated Investors, L.P.;
(v)	Steven B. Klinsky; and
(vi)	New Mountain Capital, L.L.C.

The Reporting Persons have entered into a joint filing agreement, dated as of May 9, 2008, a copy of which is incorporated herein by reference as Exhibit 99.1.

*           Neither the present filing nor anything contained herein shall be construed as an admission that two or more Reporting Persons constitute a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 2. (b)    Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of the Reporting Persons is:

787 Seventh Avenue, 49th Floor
New York, New York 10019

Item 2. (c)    Citizenship

Citizenship is set forth in Row 4 of the cover page for each of the Reporting Persons hereto and is incorporated herein by reference for each of the Reporting Persons.

Item 2. (d)    Title of Class of Securities

Common shares.

Item 2. (e)    CUSIP Number

78505P100

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.         Ownership

The securities are owned directly by New Mountain Partners, L.P. (“NMP”), and New Mountain Affiliated Investors, L.P. (“NMAI”), as follows: NMP directly owns 1,473,602 common shares and NMAI directly owns 35,962 common shares.

New Mountain GP, LLC, is the general partner of New Mountain Investments, L.P., which is the general partner of NMP.  New Mountain GP, LLC, is also the general partner of NMAI.  Steven B. Klinsky is the sole member of New Mountain Investments, L.P. and the Chief Executive Officer and managing member of New Mountain Capital, L.L.C.  New Mountain Capital, L.L.C. is the sole manager of NMP and NMAI.

Each of New Mountain GP, LLC, New Mountain Capital, L.L.C., and Mr. Klinsky beneficially owns an aggregate of 1,509,564 common shares, consisting of 1,473,602 common shares directly owned by NMP and 35,962 common shares directly owned by NMAI, representing, in the aggregate, approximately 6.3% of the issued and outstanding common shares, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

New Mountain Investments, L.P. beneficially owns 1,473,602 common shares, consisting of 1,473,602 common shares directly owned by NMP, representing approximately 6.2% of the issued and outstanding common shares, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act.

The percent of class provided for each of the Reporting Persons is based on 23,839,810 common shares outstanding as of April 30, 2008, according to the issuer.

Each of the Reporting Persons disclaims beneficial ownership of these securities, except to the extent of its pecuniary interest therein.

Item 5.         Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.         Identification and Classification of Members of the Group

Not Applicable.

Item 9.         Notice of Dissolution of Group

Not Applicable.

Item 10.      Certification

By signing below the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2008

NEW MOUNTAIN GP, LLC
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member
NEW MOUNTAIN INVESTMENTS, L.P. By: New Mountain GP, LLC, its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member
NEW MOUNTAIN PARTNERS, L.P. By: New Mountain Investments, L.P., its general partner By: New Mountain GP, LLC, its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member

NEW MOUNTAIN AFFILIATED INVESTORS, L.P. By: New Mountain GP, LLC, its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member

By:	/s/ Steven B. Klinsky
Steven B. Klinsky

NEW MOUNTAIN CAPITAL, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Chief Executive Officer